UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MILLENNIUM BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

600 37B 106

(CUSIP Number)

John Owen Gwathmey, Esq.

David I. Meyers, Esq.

Troutman Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

(804) 697-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☒.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600 37B 106	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Barbara Wortley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

704,600
8 SHARED VOTING POWER

54,400*
9 SOLE DISPOSITIVE POWER

704,600
10 SHARED DISPOSITIVE POWER

54,400*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

759,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%*
14	TYPE OF REPORTING PERSON

IN

*	The Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person.

CUSIP No. 600 37B 106	Page 3 of 6

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is the Common Stock, par value $5.00 per share, (the “Common Stock”) of Millennium Bankshares Corporation, a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 1601 Washington Plaza, Reston, Virginia 20190.

Item 2. Identity and Background.

(a)	This Statement is filed by Barbara Wortley (the “Reporting Person”).

(b)	The Reporting Person’s business address is 456 Alexander Palm Road, Boca Raton Florida 33432.

(c)	The Reporting Person’s principal occupation is private investor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 704,600 of the shares of Common Stock reported herein through open market purchases totaling approximately $5,636,800 using the Reporting Person’s personal funds. An additional 54,400 shares of Common Stock are held by Liberty Lighting Pension Fund, of which the Reporting Person’s spouse has voting and dispositive power. The Reporting Person has borrowed against the shares of Common Stock directly owned by her on a margin basis from certain banking institutions or brokerage firms, in accordance with such banking institutions’ or brokerage firms’ customary terms and conditions. In addition to any margin loans outstanding on the Reporting Person’s shares of Common Stock, all or part of the shares of Common Stock directly beneficially owned by the Reporting Person may from time-to-time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person acquired her shares of Common Stock for the purpose of investment. The Reporting Person from time to time intends to review her continuing investment in the Company on the basis of various factors, including the Company’s

CUSIP No. 600 37B 106	Page 4 of 6

business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Common Stock or otherwise, she may acquire shares of Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

In a letter dated December 4, 2006, a copy of which is attached as Exhibit A hereto, the Reporting Person nominated herself for election to the Board of Directors of the Company in connection with the 2007 Annual Meeting.

Except as specifically set forth in this statement, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 600 37B 106	Page 5 of 6

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5. Interest in Securities of the Issuer.

(a)-(b) At December 4, 2006, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 759,000, or approximately 8.5% of the Company’s issued and outstanding shares. The Reporting Person has sole voting and dispositive power as to all of the 704,600 shares of Common Stock held by her and shared voting power with respect to the 54,400 shares held by Liberty Lighting Pension Fund. The Reporting Person’s spouse has voting and dispositive power with respect to the shares held by Liberty Lighting Pension Fund. The Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 8,926,291 shares of Common Stock reported by the Company to be outstanding as of October 31, 2006, in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(c) The Reporting Person has not effected any transactions in the Common Stock effected during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Common Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
A	Letter from Mrs. Barbara Wortley to the Company, dated December 4, 2006.

CUSIP No. 600 37B 106	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2006

/s/ Barbara Wortley
Barbara Wortley

EXHIBIT A

Barbara Wortley

456 Alexander Palm Road

Boca Raton Florida 33432

CERTIFIED MAIL RETURN RECEIPT

REQUESTED AND OVERNIGHT DELIVERY

Mr. Carroll C. Markley

President and Chief Executive Officer

Millennium Bankshares Corporation

1601 Washington Plaza

Reston, Virginia 20190

December 4, 2006

Re: Notification of Nomination of Director

Dear Mr. Markley:

This letter constitutes my notification that I am nominating myself for election as director of Millennium Bankshares Corporation (the “Company”) at the 2007 Annual Meeting of Shareholders of the Company. This notification is being provided to you pursuant to Section 1 of Article II of the Company’s Bylaws. I am the direct beneficial owner of 704,600 shares of the Company’s common stock, par value $5.00 per share (the “Common Stock”). In addition, I may be deemed the beneficial owner of an additional 54,400 shares of Common Stock owned by Liberty Lighting Pension Fund pursuant to which my spouse has voting power. I expressly disclaim beneficial ownership of these 54,400 shares. By the fact of the submission of this notification of nomination, it is my understanding the Company is now obligated under the federal securities laws to obtain pre-approval by the United States Securities and Exchange Commission of its proxy materials.

I hereby notify the Company pursuant to Section 1 of Article II of the Company’s Bylaws that I nominate myself for election to the Board of Directors of the Company at the 2007 Annual Meeting of Shareholders of the Company. Enclosed is my written consent to be named on the proxy statement and to serve as a director of the Company if elected.

Set forth below is certain information, including that required by Section 1 of Article II of the Company’s Bylaws. The information set forth below responds fully to all of the requirements of Section 1 of such Article II.

(i)	As to the proposed nominee:

A.	Name and Address

Barbara Wortley, Age 57

456 Alexander Palm Road

Boca Raton Florida 33432

B.	Principal Occupation or Employment

Private investor.

C.	Number of Shares to be Voted for each Proposed Nominee

To my knowledge, the total number of shares of the Common Stock to be voted for the proposed nominee is 759,000, which consists of 704,600 directly owned by the nominee and 54,400 owned by Liberty Lighting Pension Fund, pursuant to which my spouse has voting power. I expressly disclaim beneficial ownership of these 54,400 shares.

(ii)	As to the Nominating Shareholder:

A.	Name and Record Address

Barbara Wortley, Age 57

456 Alexander Palm Road

Boca Raton Florida 33432

B.	Number of Shares Owned

704,600 shares of Common Stock directly beneficially owned

54,400 shares of Common Stock owned by Liberty Lighting Pension Fund,

pursuant to which my spouse has voting power.

Very truly yours,

/s/ Barbara Wortley
Barbara Wortley

CONSENT OF PROPOSED NOMINEE

I, Barbara Wortley, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2007 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

/s/ Barbara Wortley
Barbara Wortley

Dated: December 4, 2006